UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒      Form 40-F  ☐

Other Events

On May 31, 2024, we held the annual general meeting of our holders of ordinary shares in Amsterdam, The Netherlands. A quorum was present for such meeting, and all proposals brought before the holders of our ordinary shares at such meeting were approved. Attached as Exhibit 99.1 hereto is a press release discussing such annual general meeting and other matters.

This current report on Form 6-K and the exhibit hereto are hereby incorporated by reference into our registration statement on Form F-3 (no. 333-269091) as well as our registration statement on Form S-8 (no. 333-273203).

Exhibit No.	Exhibit

99.1	Press release, dated May 31, 2024, entitled “Mainz Biomed Reports Results of 2024 Annual General Meeting”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2024

By:	/s/ William J. Caragol
William J. Caragol
Title:	Chief Financial Officer

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